December 22, 2021

Ms. Jan Woo

Legal Branch Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Nommi, Inc.

Offering Statement on Form 1-A

Filed September 20, 2021

File No. 024-11649

Dear Ms. Woo,

We acknowledge receipt of comments in your letter of September 24, 2021 regarding the Offering Statement of Nommi, Inc. (the “Company”), which we have set out below, together with our responses.

Form 1-A filed September 20, 2021

Cover Page

1. Your disclosure in the plan of distribution section indicates that there may be a minimum investment required for each investor. Please disclose the minimum investment requirement prominently on the cover page.

The Company has amended its disclosure to reflect the minimum investment on the covering page of the offering circular.

2. Please disclose prominently on the cover page that investors will be required to subscribe to the offering through a third-party platform managed by Wax Inc. Furthermore, please disclose any fees associated with the use of the Wax Inc. platform.

The Company has amended its disclosure to identify that each investment will be made through the online investment platform operated by Wax Inc. and that no fees will be collected by Wax Inc. for use of the platform.

Risk Factors

Your rights as a holder of common stock may be limited..., page 10

3. We note your disclosure that Class F stock is entitled to certain protective provisions. Please expand this disclosure to clarify the scope of those protections and when they would be applicable.

The Company has provided a brief summary of the protective provisions of the Class F Stock in the risk factor on page 10, as well as expanded the discussion of those provisions under “Securities Being Offered”.

Management Discussion and Analysis of Financial Condition and Results of Operations Operating Results - Fiscal Years Ended December 31, 2019 and 2020, page 20

4. We note your disclosure that the company recognized one-time revenues of $102,550 in 2019. Please disclose the source of this revenue.

The Company has amended its disclosure to provide a statement regarding the source of the one time revenue.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Nommi, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson
Partner
CrowdCheck Law LLP

cc: Kevin Morris

Chief Financial Officer

Nommi, Inc.